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United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O’Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd. Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted December 14, 2022

CIK No. 0001922641

To the addressees set forth above:

On behalf of our client, Enlight Renewable Energy Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 25, 2022 and subsequently amended by the Company on September 8, 2022, November 18, 2022 and December 14, 2022 (the “Draft Submission”).

The Registration Statement reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gilad Yavetz, the Company’s Chief Executive Officer dated December 22, 2022 and a verbal comment received from the Staff on January 18, 2023. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

January 20, 2023

Summary

Our growth strategy

Expand laterally through energy storage, entrance into new geographies ..., page 10

1.	We note disclosure on page 11 that you recently formed a joint venture and that you have a 46.7% ownership stake. Please revise to disclose the financial effect of this transaction or otherwise advise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 105 to clarify that the Company has only entered into a memorandum of understandings (“MOU”) with respect to a joint venture as of the time of the prospectus. The Company respectfully advises the Staff that the MOU does not have any financial effect on the Company.

Summary consolidated financial and other data, page 16

2.	Please clarify why the amount shown for restricted cash does not include the current balance as well.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 to include the current restricted cash balance.

Management’s discussion and analysis of financial condition and results of operations

3.	We note the reclassification of project Haluziot from a Financial Asset to a real asset. Please replace “real asset” with a more accurate description.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 74 to replace the term “real asset” with the term “fixed asset.”

Segment information, page 77

4.	Please reword this section to reference Notes 28 and 7 once within the section. The current disclosure is cumbersome.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 78 to remove certain references to Notes 28 and 7.

Notes to the financial statements as of December 31, 2021

Note 28 - Operating segments, page F-84

January 20, 2023

5.	We continue to evaluate your response to prior comment 16 in our letter dated September 21, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment.

I. Change of estimate in the accounting treatment of the Halutziot project, page F-123

6.	Based on your response to prior comment 4, we note you determined that there is significant residual interest in the Halutziot facility, comprising approximately 21% of the total value of the facility, based on a useful life of 30 years. However, it is not clear how this significant residual interest determination results in de-recognition under IFRIC 12 given your previous conclusion that the facility was a whole-of-life arrangement. To this end, we note disclosure per page F-20 that “in respect of solar facilities for the production of electricity using photovoltaic technology which commenced operation until December 31, 2016, the Company made specific economic calculations for each of the facilities which it owns, and reached the conclusion that the residual value from additional continued operation, beyond 20 years, is negligible relative to the facility’s total value.”

Based on the foregoing, it would appear that an arrangement where the infrastructure is used for its entire useful life would be within the scope of IFRIC 12 provided condition IFRIC 12.5(a) is met. This would appear to be the case irrespective of which party controls any remaining insignificant residual interest. Therefore, please provide further explanation to support your conclusion that the Halutziot facility is no longer under the scope of IFRIC 12.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

In the second quarter of 2022 (the “Reassessment Date”) the Company performed a reassessment of the Halutziot project (the “Project”). This reassessment was required due to a significant change in the terms of the arrangement between the Company and the Israeli Electricity Authority (the “Arrangement”), that was approved by the Israeli Electricity Authority.

Under the initial terms of the Arrangement, the Company was restricted from making any changes to the Project facility during the Arrangement period, including changes to the configuration of the facility and any upgrades to the facility’s equipment.

As of the Reassessment Date, the Israeli Electricity Authority approved an amendment to the Arrangement pursuant to which the Company is permitted to make both changes to the configuration of the facility and to upgrade the facility’s equipment, including by replacing the facility’s solar panels with new and more efficient solar panels that maximize production. Following the Reassessment Date, the Company implemented such an upgrade, which, in addition to increasing the production of, and sales of electricity from, the Project, also extended the useful life of the Project by seven years and increased the installed capacity on the site’s footprint from 55 MW to 88 MW.

January 20, 2023

Based on the Arrangement, as is in effect since the Reassessment Date, the Company’s conclusion is that as of the Reassessment Date, the residual value of the Project following the completion of the Arrangement period will be 21% of the total Project value, which the Company considers to be a significant residual value. Given that the Company will maintain ownership of the facility following the completion of the Arrangement period and the significant residual value of the project, the Company has determined that the Project is not a whole-of-life arrangement and is therefore not subject to IFRIC 12.

The Company further notes that before applying the change in accounting treatment in the Company’s financial statements, the Company formally pre-cleared its accounting analysis, which relates to specific changes in Israeli law and regulation, with the staff of the Israeli Securities Authority.

J. Purchase of solar and wind portfolio in Croatia which is in the development stages, in a cumulative ..., page F-123

7.	We note you closed on the acquisition of a portfolio of five projects in Croatia in July 2022 and your disclosure that the amount with respect to the first milestone payment was an immaterial part of the total consideration. Please revise your disclosure to include the financial effect of this transaction in its entirety, if material, and clarify the nature of the guarantee to secure the milestones. As part of your revised disclosure, include the U.S. dollar equivalent of the total consideration and total estimated construction costs.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the first milestone payment was in the amount of EUR 1.3 million, which the Company does not consider to be material, and that the remaining payments will be made only if the applicable projects will reach a “ready to build” status (“RTB”). Such remaining payments can reach up to EUR 32.1 million in the aggregate if all five projects were to reach RTB and the Company has given a parent company guarantee to secure these remaining payments. As the financial effect of this transaction in its entirety is not material to the Company and represents approximately 1% or less of the Company’s total assets, the Company did not disclose these amounts in Note 4 to its financial statements.

The Company respectfully advises the Staff that it has revised the disclosure on page F-123 to include the U.S. dollar equivalent of the total estimated construction costs.

Notes to the condensed consolidated financial statements as of September 30, 2022

Note 4 - Significant transactions and events during the reporting period

G. Update to the terms of the PPA for the Bjorn project in Sweden, page F-123

8.	We note you reached agreement for an increase in price and quantity under your power purchase agreement in the Bjorn project in June 2022. Tell us whether there is an accounting impact associated with the revised pricing. In this regard, tell us how you considered contract modification guidance in paragraphs 18-21 of IFRS 15.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amendment to the PPA was signed in June 2022, while the production in this project did not begin until October 2022. The Company has considered the contract modification guidance in paragraphs 18-21 of IFRS 15 with respect to the modification of the power purchase agreement in the Bjorn project and as the sale of electricity from this project has not started at the date of the amendment, there is no impact on the Company’s financial statements.

January 20, 2023

K. Update and improvement of the terms of the power purchase agreement for the Atrisco solar project ..., page F-124

9.	We note you reached agreement for an increase in prices under your power purchase agreement in the Atrisco solar project in July 2022. Tell us whether there is an accounting impact associated with the revised pricing. In this regard, tell us how you considered contract modification guidance in paragraphs 18-21 of IFRS 15.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the amendment to the PPA was signed in July 2022 while this project will only start production in 2024. The Company considered the contract modification guidance in paragraphs 18-21 of IFRS 15 with respect to the modification of the power purchase agreement in the Atrisco solar project and as the sale of electricity from this project has not started at the date of the amendment, there is no impact on the Company’s financial statements.

Verbal comment received from the Staff on January 18, 2023

10.	We note from the disclosure on pages 2 and 90 that the ratio you disclosed is computed as an annualized total amount of Segment Adjusted EBITDA of three of your segments based on invested capital in your operational projects. Please address the following as it relates to this ratio:

•	Explain why you calculate an annualized performance measure on one quarter when you indicate on pages 49 and 66 that both your solar energy and wind energy projects are impacted by seasonal trends.

•	Describe in more detail the estimate or assumption underlying each component of the measure. For example, disclose that Segment Adjusted EBITDA includes the adjustments for the repayment of construction contracts under concession arrangements. As another example, describe how invested capital is determined.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the use of an annualized total amount of Segment Adjusted EBITDA is appropriate given the rapid growth of the Company’s Operational Projects between quarters in 2022, which resulted in a rapid growth in the Company’s Segment Adjusted EBITDA in between quarters, making the use of an annualized total amount more appropriate than, for example, a trailing 12 months total amount. In addition, the Company’s geographic and technologic diversity substantially mitigates any seasonal effects.

The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 92 to describe in more detail the estimate or assumption underlying each component of the measure.

* * *

January 20, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Josh G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:	(via email)

Gilad Yavetz, Chief Executive Officer, Enlight Renewable Energy Ltd.

Nir Yehuda, Chief Financial Officer, Enlight Renewable Energy Ltd.

Noa Beit Dagan, General Counsel, Enlight Renewable Energy Ltd.

Ryan J. Lynch, Esq., Latham & Watkins LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP